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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                                                 Commission File Number: 0-27658
                                                       CUSIP Number: 739905 10 7

                           NOTIFICATION OF LATE FILING


(Check one):  [ ] Form 10-K        [ ] Form 11-K   [ ] Form 20-F   [X] Form 10-Q
              [ ] Form N-SAR

         For  Period Ended:   June 30, 2001

Transition Report on Form 10-K        Transition Report on Form 10-Q

Transition Report on Form 20-F        Transition Report on Form N-SAR

Transition Report on Form 11-K

         For the Transition Period Ended: ______________________

         Read attached instruction sheet before preparing form. Please print or type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________


                                     PART I
                             REGISTRANT INFORMATION


Full name of registrant:                        PNI Technologies, Inc.

Former name if applicable:                      Not Applicable

Address of principal executive office:          850 Center Way

City, state and zip code:                       Norcross, Georgia 30071




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                                     PART II
                            RULES 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


         (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X]      (b)      The subject annual report, semi-annual report, transition
                  report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

         (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

                  The Registrant is presently dedicating substantially all of its management efforts to ensure continued stable operations in light of its financial condition. Due to recent reductions in accounting and other staff and the filing on June 8, 2001 of a voluntary petition for reorganization under Title 11 of the United States Code, the Registrant is unable to file its quarterly report on Form 10-Q for the quarter ended June 30, 2001 by August 14, 2001, without unreasonable effort or expense.

                                     PART IV

         OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

                  Mark B. Jones          (770)                  582-3567
                     (Name)            (Area Code)         (Telephone number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).


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                                                [X]  Yes         [ ]  No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                [X]  Yes         [ ]  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         PNI expects that its consolidated financial statements will indicate total revenues of approximately $2.6 million and $5.3 million for the three and six months ended June 30, 2001, compared to $3.8 million and $7.6 million for the three and six months ended June 30, 2000, respectively. The decrease in total revenues compared to the prior year periods was due to lower revenues in all revenue categories, with the largest decline occurring in network services. PNI's airtime revenues have been affected by industry trends of increased competition for reseller service units and declining average revenue per unit.

         PNI expects that its consolidated net loss before impairment loss will be approximately $3.3 million and $6.0 million for the three and six months ended June 30, 2001, respectively, compared to $1.8 million and $3.8 million for the three and six months ended June 30, 2000, respectively. The increase in net loss before impairment loss is expected to have been due primarily to decreases in gross profit due to lower revenues. At June 30, 2001, an impairment loss of $20.1 million was charged to operations as a write down of assets primarily consisting of paging system equipment in network markets in which PNI intends to discontinue service, goodwill, and FCC licenses.


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                             PNI TECHNOLOGIES, INC.

                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:    August 14, 2001                 By: /s/ Mark B. Jones
                                            ------------------------------
                                               Mark B. Jones
                                               Chief Executive Officer and
                                               Chief Financial Officer